UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

83083J104

(CUSIP Number)

Mitch Edwards

Chief Financial Officer and General Counsel

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

Copy to:

Shayne Kennedy

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83083J104

1.	Name of Reporting Person: MICHAEL R. CAHILL
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. CITIZEN
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 6,766,950 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 6,766,950 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 6,766,950 (1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 24.9% (2)
14.	Type of Reporting Person IN

(1)	Represents shares held by Ptarmagin, LLC (“Ptarmagin”). Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The sole member of Ptarmagin is The Alden Irrevocable Trust (the “Alden Trust”). The spouse and children of Rick Alden, a director of the Issuer, are the beneficiaries of the Alden Trust. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 27,228,641 shares of common stock reported as outstanding as of November 4, 2011 in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2011.

CUSIP No. 83083J104

1.	Name of Reporting Person: PTARMAGIN, LLC
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UTAH
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,766,950 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,766,950 (1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 6,766,950 (1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 24.9% (2)
14.	Type of Reporting Person OO (LIMITED LIABILITY COMPANY)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The sole member of Ptarmagin is the Alden Trust. The spouse and children of Rick Alden, a director of the Issuer, are the beneficiaries of the Alden Trust. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 27,228,641 shares of common stock reported as outstanding as of November 4, 2011 in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on November 8, 2011.

CUSIP No. 83083J104

1.	Name of Reporting Person: THE ALDEN IRREVOCABLE TRUST
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NEVADA
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,766,950 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,766,950 (1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 6,766,950 (1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 24.9% (2)
14.	Type of Reporting Person OO (IRREVOCABLE TRUST)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The sole member of Ptarmagin is the Alden Trust. The spouse and children of Rick Alden, a director of the Issuer, are the beneficiaries of the Alden Trust. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 27,228,641 shares of common stock reported as outstanding as of November 4, 2011 in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on November 8, 2011.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Skullcandy, Inc., a Delaware corporation (the “Issuer” and such shares, the “Shares”), the principal executive offices of which are located at 1441 West Ute Boulevard, Suite 250, Park City, Utah. Shares of the Issuer’s Common Stock have the right to vote one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Item 2.	Identity and Background

This Schedule 13D is filed jointly on behalf of Michael R. Cahill, an individual, Ptarmagin, LLC, a limited liability company organized under the laws of the state of Utah (“Ptarmagin”), and The Alden Irrevocable Trust, an irrevocable trust organized under the laws of the State of Nevada (the “Alden Trust” and, together with Michael R. Cahill and Ptarmagin, the “Reporting Persons”).

The address of the principal business office of Michael R. Cahill is 530 S. 4th St., Las Vegas, Nevada 89101. Mr. Cahill is a United States citizen. Mr. Cahill is an estate planning attorney practicing law as a solo practitioner in the state of Nevada.

Ptarmagin is a non-operating holding company that directly holds the securities reported herein. The sole member of Ptarmagin is the Alden Trust. Rick Alden, a director of the Issuer, formed the Alden Trust for the benefit of his spouse and children. The address of the principal business office of Ptarmagin and the Alden Trust is 69 White Pine Canyon Road, Park City, Utah 84060.

None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Rick Alden, a director of the Issuer, conveyed all of the securities reported herein to Ptarmagin prior to the Issuer’s initial public offering in exchange for the Alden Trust receiving 100% of the membership interest in Ptarmagin.

Item 4.	Purpose of Transaction

Ptarmagin holds the Shares reported herein for investment purposes. The Reporting Persons do not have any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional Shares, or sell all or part of their Shares, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or the Shares. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by this reference.

(a)-(b)

		Michael R. Cahill		Ptarmagin		The Alden Trust
(a)	Amount beneficially owned:	6,766,950	(1)	6,766,950	(1)	6,766,950	(1)
(b)	Percent of class:	24.9	%(2)	24.9	%(2)	24.9	%(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	6,766,950	(1)
	(ii) Shared power to vote or to direct the vote:			6,766,950	(1)	6,766,950	(1)
	(iii) Sole power to dispose or to direct the disposition of:	6,766,950	(1)
	(iv) Shared power to dispose or to direct the disposition of:			6,766,950	(1)	6,766,950	(1)

(1)	Ptarmagin is the direct beneficial owner of the 6,766,950 Shares reported herein, which represents 24.9% of the outstanding Shares. Michael R. Cahill serves as the manager of Ptarmagin and sole trustee of the Alden Trust, and holds sole voting and dispositive power over the Shares reported herein. Mr. Cahill may be deemed to indirectly beneficially own the Shares held by Ptarmagin but disclaims beneficial ownership of such Shares. Because the Alden Trust is the sole member of Ptarmagin, the Alden Trust may be deemed to share voting and dispositive power over the Shares held by Ptarmagin.
(2)	Based on 27,228,641 shares of common stock reported as outstanding as of November 4, 2011 in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on November 8, 2011.

(c) None of the Reporting Persons has engaged in any transaction during the past 60 days involving any Shares.

(d) Other than the Reporting Persons and the beneficiaries of the Alden Trust, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Operating Agreement of Ptarmagin, Mr. Cahill has been appointed as manager with the responsibility and authority to make decisions relating to the day-to-day business and internal affairs of Ptarmagin and to conduct the entity’s day-to-day business. In his capacity as the manager of Ptarmagin, Mr. Cahill has sole voting and dispositive power over the Shares held by Ptarmagin. Pursuant to the terms of the Alden Trust, which is the sole member of Ptarmagin, (a) Mr. Cahill serves as sole trustee with the power to make voting and investment decisions with respect to the assets of the Alden Trust, including the Shares that may be deemed to be indirectly held by the Alden Trust and (b) the spouse and children of Rick Alden, a director of the Issuer, are the beneficiaries of the Alden Trust.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of February 23, 2012, by and among Michael R. Cahill, Ptarmagin, LLC and The Alden Irrevocable Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2012

/s/ Michael R. Cahill
Michael R. Cahill

PTARMAGIN, LLC

By:	/s/ Michael R. Cahill
Michael R. Cahill
Manager

ALDEN IRREVOCABLE TRUST

By:	/s/ Michael R. Cahill
Michael R. Cahill
Authorized Trustee